EXHIBIT 20.1

222 Lakeview Avenue, Suite 1500, West Palm Beach, FL  33401

NEWS RELEASE

CRUZAN INTERNATIONAL, INC. ANNOUNCES FINANCIAL RESULTS

FOR THIRD QUARTER AND NINE MONTHS ENDED JUNE 30, 2005

WEST PALM BEACH, FLORIDA – August 15, 2005 – Cruzan International, Inc. (AMEX: RUM), producer and distributor of the Cruzan line of rums from the Virgin Islands and a leading distiller of rum and brandy, and importer and marketer of premium branded spirits, today reported financial results for its third quarter and nine months ended June 30, 2005.

Net sales for fiscal 2005’s third quarter were $27,792,244, compared with $25,485,359 reported for fiscal 2004’s third quarter.  Gross profit was $8,958,394, compared to $7,965,878 in the same period last year, and third quarter net loss was $256,368, or $0.04 per diluted share, compared with a net loss of $224,506 or $0.04 per diluted share, one year ago.

Net sales for fiscal 2005’s nine-month period were $77,496,071, compared with $69,966,854 reported for fiscal 2004’s nine-month period.  Gross profit was $25,889,011, compared to $23,871,871 in the same period last year, and nine-month net loss was $178,062, or $0.03 per diluted share, compared with net income of $1,745,308 or $0.30 per diluted share, one year ago.

Commenting on the results, Jay S. Maltby, Chairman and Chief Executive Officer said, “Our strong top-line sales and gross profit growth during the past nine months was primarily due to our focus on our growing premium brands business.  Once again, I am pleased to announce that sales of our award winning Cruzan Rums continue their strong growth, with net sales increasing 29.8% and 30.2% over last year’s third quarter and nine-month period, respectively.  Although operating income has declined in the nine-month period due to our continuing investment in building the Cruzan Rum brand, we saw operating income improve in the third quarter.”

Mr. Maltby continued, “Sales in our bulk alcohol and vinegar and cooking wine segments have also improved, although we are still experiencing pressure on margins as we continue to realize increased energy and raw material costs and resistance to price increases from customers in these business segments.  Sales in our bottling operations segment appear to have stabilized, and this, coupled with the full implementation of our bottling rationalization plan makes us believe that we will see improvement in operating income of our bottling operations in future quarters.”

Cruzan International, Inc. is a major supplier of rum, brandy and wine to the beverage alcohol industry.  The Company also produces ultra-premium single-barrel aged rums and tropical rums, vinegar and other alcohol-related products.

Statements contained in this press release, other than historical facts, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934.  Cruzan intends that such forward-looking statements shall be subject to the safe harbors created thereby.  These statements involve various risks and uncertainties, including without limitation those contained in the section entitled “Risks that May Affect Future Results” in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Cruzan’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004.  As a result, future results may differ materially from the expected results represented by the forward looking-statements contained in this press release.

Contact:	Ezra Shashoua, Executive Vice President & Chief Financial Officer
William Viggiano, Vice President & Controller
561-655-8977

—Financial Results Follow—

CRUZAN INTERNATIONAL, INC.

Statements of Income

Periods ended	Three Months		Statement of Income as a% of Net Sales
June 30,	2005	2004	2005	2004

Net sales	$27,792,244	$25,485,359	100.0%	100.0%
Cost of sales	18,833,850	17,519,481	67.8%	68.7%

Gross profit	8,958,394	7,965,878	32.2%	31.3%
Selling, general and administrative	9,879,545	9,479,264	35.5%	37.2%

Operating income (loss)	(921,151)	(1,513,386)	-3.3%	-5.9%
Interest expense	(645,876)	(551,933)	-2.3%	-2.2%
Other income, net	274,122	260,644	1.0%	1.0%

(Loss) before income taxes	(1,292,905)	(1,804,675)	-4.7%	-7.1%
Income tax benefit	1,036,538	1,580,169	3.7%	6.2%

Net loss	$(256,368)	$(224,506)	-0.9%	-0.9%

Loss per common share:
Basic	$(0.04)	$(0.04)
Diluted	$(0.04)	$(0.04)

Common shares and equivalents outstanding
Basic	6,378,948	5,647,782
Diluted	6,378,948	5,647,782
Shares outstanding at end of period	6,747,306	6,338,519

Periods ended	Nine Months		Statement of Income as a% of Net Sales
June 30,	2005	2004	2005	2004

Net sales	77,496,071	69,966,854	100.0%	100.0%
Cost of sales	51,607,060	46,094,983	66.6%	65.9%

Gross profit	25,889,011	23,871,871	33.4%	34.1%
Selling, general and administrative	27,038,436	23,109,709	34.9%	33.0%

Operating income (loss)	(1,149,425)	762,162	-1.5%	1.1%
Interest expense	(2,010,217)	(1,958,351)	-2.6%	-2.8%
Other income, net	688,711	1,264,069	0.9%	1.8%

Income (loss) before income taxes	(2,470,931)	67,880	-3.2%	0.1%
Income tax benefit	2,292,870	1,677,428	3.0%	2.4%

Net income (loss)	(178,062)	1,745,308	-0.2%	2.5%

Earnings (loss) per common share:
Basic	(0.03)	0.31
Diluted	(0.03)	0.30

Common shares and equivalents outstanding
Basic	6,351,995	5,620,427
Diluted	6,351,995	5,737,336

Shares outstanding at end of period	6,747,306	6,338,519

CRUZAN INTERNATIONAL, INC.

Condensed Consolidated Balance Sheets

			Balance Sheet as a% of Total Assets
	June 30,	September 30,	June 30,	September 30,
	2005	2004	2005	2004

ASSETS
CURRENT ASSETS
Cash and short-term investments	$2,188,343	$3,833,828	1.7%	3.0%
Receivables	25,012,866	20,418,736	19.0%	16.0%
Inventories	31,905,359	29,162,496	24.2%	22.8%
Other current assets	5,152,732	7,736,190	3.9%	6.1%
Total current assets	64,259,300	61,151,250	48.8%	47.8%

PROPERTY AND EQUIPMENT, net	38,754,727	39,949,850	29.4%	31.3%
OTHER ASSETS	28,625,774	26,731,526	21.7%	20.9%
Total assets	$131,639,801	$127,832,626	100.0%	100.0%

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	$27,100,000	$4,000,000	20.6%	3.1%
Accounts payable	14,212,839	11,868,947	10.8%	9.3%
Other accrued expenses	3,835,292	4,726,253	2.9%	3.7%
Total current liabilities	45,148,131	20,595,200	34.3%	16.1%

LONG-TERM DEBT, less current maturities	21,774	25,674,240	0.0%	20.1%

DEFERRED INCOME TAXES	—	648,000	—	0.5%

OTHER LIABILITIES	1,285,598	1,091,248	1.0%	0.9%

STOCKHOLDERS’ EQUITY	85,184,298	79,823,938	64.7%	62.4%
Total liabilities and stockholders’ equity	$131,639,801	$127,832,626	100.0%	100.0%